UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36826

Advanced Accelerator Applications S.A.

The NASDAQ Global Select Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

20 rue Diesel

01630 Saint-Genis-Pouilly, France

Tel:  +33 (0) 4 50 99 30 70

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

F0R0DZ103

(CUSIP Number of Class of Securities)

American Depositary Shares, each of which represents 2 Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

00790T100*

(CUSIP Number of Class of Securities)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d12-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

* This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing two (2) Ordinary Shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, Advanced Accelerator Applications S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

ADVANCED ACCELERATOR APPLICATIONS S.A.

Date: February 1, 2018	By:	/s/ Susanne Schaffert

Name: Susanne Schaffert
Title: Président — Directeur Général

1       Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.